SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549




                                                   SCHEDULE 13D

                                     Under the Securities Exchange Act of 1934


                                              Arthur Treacher's Inc.
                                             -----------------------
                                                 (Name of Issuer)

                                           Common Stock, $.01 par value
                                          -----------------------------
                                           (Title of Class of Securities)

                                                     042901R18
                                                    ----------
                                                   (CUSIP NUMBER)

                                            William Saculla, President
                                              Arthur Treacher's Inc.
                                               7400 Bay Meadows Way
                                            Jacksonville, Florida 32255
                                                  (904) 739 1200
                                                ---------------
                                  (Name, Address and Telephone Number of Person
                              Authorized to Receive Notices and Communications)

                                                    May 1, 2000
                        (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.










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1  NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

                                        Ralph Sorrentino S.S. # ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                         --
                                                                     (b) / /
                                                                         --


3  SEC USE ONLY



4  SOURCE OF FUNDS
                                                        PF

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N.A. -----

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                   UNITED STATES

   NUMBER                  7.  SOLE VOTING POWER                 5,613,094
                                                              ------------
     OF
   SHARES
BENEFICIALLY               8.  SHARED VOTING POWER                 0
                                                        ------------
   OWNED
     BY
    EACH                   9.  SOLE DISPOSITIVE POWER      5,613,094
                                                        ------------
 REPORTING
  PERSON
   WITH                       10. SHARED DISPOSITIVE POWER          0
                                                            ---------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                                     5,613,094

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       27.7%

14.  TYPE OF REPORTING PERSON

                                                        IN





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Item 1.  Security and Issuer.
------   -------------------

       This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, $.01 par value per share (the "Shares" or "Common Stock"), of Arthur Treacher's, Inc., a Utah corporation (the "Issuer"), which has its principal executive offices located at 7400 Baymeadows Way, Suite 300, Jacksonville, Florida 32255.

Item 2.  Identity and Background.

         (a) Name: Ralph J. Sorrentino
         (b) Address:  407 Blauvelt Road, Pearl River, New York 10965

     (c) Principal Occupation: Chief Executive Officer, President, Digital Creative Development Corporation, c/o Burnham Securities Inc., 1325 Avenue of the Americas, 26th Floor, New York, New York 10019 ("Digital")

         (d) Involvement in certain legal proceedings: Not Applicable.
         (e) Party to a civil proceeding: Not Applicable.
         (f) Citizenship: U.S.

Item 3.  Source of Funds

         Mr. Sorrentino received options (the "Options") to purchase 5,000,000 shares of Common Stock at an exercise price of $.37 per share pursuant to a Stock Option Agreement between the Issuer and Sorrentino dated as of May 1, 2000. The Options are exercisable through September 30, 2007. The aggregate purchase price for the 5,000,000 shares of Common Stock is $1,850,000. The Option Agreement was executed in conjunction with a Consulting Agreement dated as of May 1, 2000 amongst the Issuer, Mr. Sorrentino, Digital (a subsidiary of the Issuer) and RJS Consulting Corp.

         Mr. Sorrentino has not determined the source of funds for the acquisition of the Common Stock. As more fully described in Item 6, under the terms of the Consulting Agreement, Digital agreed to assume and be primarily liable for up to $2,500,000 of indebtedness incurred by Mr. Sorrentino (the "Assumed Debt") and, upon consummation of an offering by Digital of a financing of debt and\or equity securities of a minimum of $20,000,000, Digital agreed to loan to Mr. Sorrentino the difference between $2,500,000 and the amount of the Assumed Debt.

Item 4.  Purpose of Transaction

     Mr. Sorrentino will purchase the Common Stock under the options for the purpose of investing in the Issuer. Mr. Sorrentino is not interested in and has no plans or proposals which would result in the items described in Item 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------



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     (a) Mr.  Sorrentino  beneficially  owns an aggregate of 5,613,094 shares of
Common Stock, representing 26.7% of the outstanding shares of Common Stock of the Issuer.

         (b) Mr. Sorrentino will possess sole power to vote and to dispose or direct the disposition of all 5,000,000 shares of Common Stock issuable upon exercise of the Options.

     (c) As of May 1, 2000, the Issuer and Mr. Sorrentino entered into the Stock Option Agreement described in Item 6.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

         (e)      Not applicable.

     Item  6.  Contracts,  Arrangement,  Understandings  or  Relationships  with
Respect             to              Securities             of             ------
------------------------------------------------------------------------------
the Issuer.

           Mr. Sorrentino received Options to purchase 5,000,000 shares of Common Stock pursuant to a Stock Option Agreement between the Issuer and Sorrentino. The Option Agreement was executed in conjunction with a Consulting Agreement dated as of May 1, 2000 amongst the Issuer, Mr. Sorrentino, Digital (a subsidiary of the Issuer) and RJS Consulting Corp. The Consulting Agreement provides, in part, for Mr. Sorrentino, acting through RJS Consulting Corp., to serve as Chief Executive Officer and President of Digital. Mr. Sorrentino became Chief Executive Officer and President of Digital effective May 1, 2000.

         Mr. Sorrentino received Options to purchase 5,000,000 shares of Common Stock at an exercise price of $.37 per share pursuant to the Stock Option Agreement between the Issuer and Sorrentino. The Options are exercisable through September 30, 2007.

         The amount of shares issuable upon exercise of the Options and the exercise price are subject to adjustment under certain circumstances. In the event that Mr. Sorrentino's retention under the Consulting Agreement is terminated by Mr. Sorrentino other than for "Good Reason" (as defined in the Consulting Agreement) or is terminated by Digital with "Cause" (as defined in the Consulting Agreement) at any time prior to October 1, 2002, then Mr. Sorrentino shall forfeit that number of Options (to the extent not previously exercised) equal to the product of 100,000 times the number of months between the date of termination and October 1, 2002. Grounds for termination for "Cause" by Digital and "Good Reason" by Mr. Sorrentino, include, but are not limited to, a breach by the defaulting party of the material terms of the Consulting Agreement which is not cured within 30 days notice by the non-defaulting party.
          In the event that Mr. Sorrentino's retention under the Consulting Agreement is terminated by Mr. Sorrentino for Good Reason or is terminated by Digital without "Cause" then Mr. Sorrentino may exercise all outstanding Options at an exercise price of $.01 per share. At any


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time after Digital terminates Mr.  Sorrentino's  employment other than for Cause and at any time after Mr. Sorrentino terminates his employment for Good Reason, Mr. Sorrentino may require Digital to repurchase any Options held by Mr. Sorrentino which are not subject to forfeiture and any Shares previously issued to Mr. Sorrentino upon exercise of any Options, upon written notice (the "Put Notice") to Digital of Mr. Sorrentino's election to require Digital to effect such repurchase. The purchase price (the "Purchase Price") for each such Option and each such Share shall be the greater of (x) the average of the closing prices of a board lot of Shares traded on Digital's principal listed exchange for the thirty (30) trading days immediately preceding the purchase date or (y) the closing price of Shares on such exchange on the date of the Put Notice. The payment of the Purchase Price shall be effected as follo

   (i)    If  25% of the average cash balances held by
                      Digital over 90 days.
("Available Cash") is in excess of the amount of the Purchase Price, Digital shall pay the entire Purchase Price in cash;

         (ii) If Digital has less Available Cash than the Purchase Price, then, if Mr. Sorrentino is legally able publicly to sell such Options or Shares, Digital shall cooperate with Mr. Sorrentino in effecting such sale and pay to Mr. Sorrentino the difference between (a) the average of the closing prices of a board lot of Shares traded on Digital's principal listed exchange for the thirty
(30) trading days immediately preceding the date of sale and (b) the price at which Mr. Sorrentino was able to effect such sale. The payment by Digital of such difference shall be made in cash, to the extent of Available Cash, plus the balance in the form of either, at Mr. Sorrentino's election, (x) a Promissory Note with a term of 30 months bearing interest at the prime rate plus 300 basis points and otherwise in form and substance satisfactory to Mr. Sorrentino or (y) additional Shares or (c) any combination of such a Promissory Note and additional Shares.

                   Under the terms of the Consulting Agreement, Digital agreed to assume and be primarily liable for and shall indemnify Mr. Sorrentino against up to $2,500,000 of indebtedness incurred by Mr. Sorrentino for any legal purpose. Upon consummation of an offering by Digital of a financing of debt and\or equity of a minimum of $20,000,000, Digital agreed to loan to Mr. Sorrentino the difference between $2,500,000 and the aggregate amount of the Assumed Debt (the "Loan"). The Loan shall be evidenced by a promissory note bearing interest at 6% per annum in form satisfactory to Digital and Mr. Sorrentino with a maturity date of October 1, 2002(the "Maturity Date"). The Loan shall be secured by a first priority security interest in the Options and any Shares issued upon exercise of the Options which, at a valuation of $.50 per share, secures performance by Mr. Sorrentino of his obligations under the Consulting Agreement through the Maturity Date. Upon the issuance of any shares of Common Stock upon exercise of any Options, Mr. Sorrentino shall deliver the stock certificates representing such shares to Digital to be held as security. Upon the issuance of any shares of Common Stock upon exercise of the Options, the shares will be deposited as pledged securities in favor of Digital in a brokerage account subject to a customary account control agreement. Under certain circumstances, the Loan and the Assumed Debt shall be forgiven by Digital.

         Mr. Sorrentino had previously become the beneficial owner of 613,094 shares of Common Stock of the Issuer pursuant to certain convertible promissory notes and warrants issued in October 1999 and February 2000. In October 1999, Mr. Sorrentino loaned the Issuer $50,000 under the terms of a promissory note bearing interest at the rate of 12% per annum, which not is due in October 2000. The promissory note, including all accrued interest thereon, is convertible into shares of common stock at the rate of $.21 per share or 238,095 shares of Common Stock for the principal amount of the note. In consideration for the loan, Mr. Sorrentino also received a warrant to purchase 83,333 share of Common Stock for $.30 per share through October 21, 2004.

            In February 2000, Mr. Sorrentino loaned the Issuer $50,000 under the terms of a promissory note bearing interest at the rate of 12% per annum, which note is due in February 2001. The promissory note, including all accrued interest thereon, is convertible into shares of common stock at the rate of $.24 per share or 208,333 shares of Common Stock for the principal amount of the note. In consideration for the loan, Mr. Sorrentino also received a warrant to purchase 83,333 share of Common Stock for $.30 per share through February 5, 2005.

         Item 7.  Material to be filed as Exhibits.
         ------   --------------------------------

     1. Stock Option Agreement dated as of May 1, 2000 between the Issuer and Mr. Sorrentino.

     2. Executive Consulting Agreement dated as of May 1, 2000 among the Issuer, Mr. Sorrentino, Digital and RJS Consulting Corp.

                                    SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Date: May 5, 2000



                                                  /s/Ralph J. Sorrentino
                                                     Ralph J. Sorrentino





                                                         6

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